

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

November 10, 2015

Via E-mail
Mr. Richard A. Maue
Chief Financial Officer
Crane Co.
100 First Stamford Place
Stamford, Connecticut 06902

> **Re:** **Crane Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **Response dated October 30, 2015**
> **File No. 1-01657**

Dear Mr. Maue:

We have reviewed your October 30, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Note 7 – Pension and Postretirement Benefits, page 58

1. We note your response to comment 2 in our letter dated October 21, 2015. Please expand your disclosures to provide your accounting policy for calculating expected return on plan assets (ASC 715-30-35-51), the amortization of prior service costs (ASC 715-30-35-13) and amortization of actuarial gains/losses (ASC 715-30-35-18 to 25). Please tell us why there is variability in the amortization of net loss in proportion to the beginning balance in accumulated other comprehensive loss for each period presented and also for the estimated amortization for fiscal year 2015. Finally, please expand your disclosures here or within MD&A to provide investors with a description of the material factors, including quantification, that contributed to the significant decline in the net periodic benefit cost with gains recognized for fiscal year 2014 and the six-months ended June 30, 2015.

Note 14 – Segment Information, page 81

2. We note your response to comment 4 in our letter dated October 21, 2015. Please tell why it would be impracticable to provide revenues from external customers by product in light of your inclusion of this information within MD&A on a periodic basis. Please provide us with a more comprehensive discussion of the types of products within each reportable segment include the similarities and differences between the types of products. In this regard, we note your discussion within the Business section of your Form 10-K:
    *   Fluid Handling consists of valves, pumps, lined pipes and instrumentation.
    *   Payment & Merchandising Technologies consists of payment systems and vending equipment.
    *   Aerospace & Electronics consists of landing systems, sensing and utility systems, fluid management, cabin systems, power solutions, microwave systems, and microelectronics.
    *   Engineered Materials consists of fiberglass-reinforced plastic panels.
    Based on the above, the only reportable segment with one primary product line is Engineered Materials. We further note that you are currently providing quantified sales information within MD&A at the same primary product line levels noted in the Business section for Fluid Handling and Aerospace & Electronics with sales directional information within MD&A at the same primary product line levels noted in the Business section for Payment & Merchandising Technologies.

    You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

    Sincerely,

    /s/ Terence O'Brien

    Terence O'Brien
    Accounting Branch Chief
    Office of Manufacturing and
    Construction